Exhibit 99.3

Independent
Auditors’ Report

To the Shareholders

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 24, 2011 and September 25, 2010, the consolidated statements of operations and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 24, 2011 and September 25, 2010, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants*

Montreal, Canada
November 29, 2011

* CA Auditor permit no. 14114

Tembec Financial Report 2011 53

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
As at September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$99	$68
Cash held in trust (note 11)	6	6
Accounts receivable (notes 6 and 15)	182	209
Inventories (notes 3 and 6)	261	255
Prepaid expenses	6	7
	554	545

Fixed assets (note 4)	493	498
Other assets (note 5)	44	34
Future income taxes (note 13)	16	27
	$1,107	$1,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans (note 6)	$6	$1
Accounts payable and accrued charges	254	238
Interest payable	8	3
Current portion of long-term debt (note 7)	18	17
	286	259

Long-term debt (note 7)	271	271
Other long-term liabilities and credits (note 8)	188	209

Shareholders’ equity:
Share capital (note 9)	570	570
Contributed surplus	5	5
Deficit	(213)	(210)
	362	365
	$1,107	$1,104

Guarantees, commitments and contingencies (note 10)
Subsequent events (note 18)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

54 Tembec Financial Report 2011

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars, unless otherwise noted)

	2011	2010
Sales	$1,743	$1,877

Freight and other deductions	237	234
Lumber export taxes (note 10)	13	10
Cost of sales (excluding depreciation and amortization)	1,324	1,426
Selling, general and administrative	72	73
Share-based compensation (note 9)	2	2
Depreciation and amortization	45	56
Other items (note 11)	1	13
Operating earnings	49	63

Interest, foreign exchange and other (note 12)	32	51

Exchange loss (gain) on long-term debt	1	(27)
Earnings before income taxes and non-controlling interest	16	39

Income tax expense (recovery) (note 13)	19	(15)

Non-controlling interest	–	2
Net earnings (loss) and comprehensive earnings (loss)	(3)	52

Deficit, beginning of year	(210)	(262)
Deficit, end of year	$(213)	$(210)
Basic and diluted earnings (loss) in dollars per share (note 9)	$(0.03)	$0.52

See accompanying notes to consolidated financial statements.

Tembec Financial Report 2011 55

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

	2011	2010
Cash flows from operating activities:
Net earnings (loss)	$(3)	$52
Adjustments for:
Depreciation and amortization	45	56
Unrealized foreign exchange and other	(2)	(1)
Exchange loss (gain) on long-term debt	1	(27)
Future income tax expense (recovery) (note 13)	11	(15)
Other items (note 11)	(11)	13
Excess cash contributions over pension expense	(20)	(20)
Other	(1)	–
	20	58
Changes in non-cash working capital:
Accounts receivable	33	(41)
Inventories	(6)	16
Prepaid expenses	1	5
Accounts payable, accrued charges and interest payable	21	40
	49	20
	69	78
Cash flows from investing activities:
Additions to fixed assets	(55)	(25)
Proceeds on land sales and other	17	7
Proceeds on sale of French mills (note 11)	–	86
Other	(5)	(1)
	(43)	67
Cash flows from financing activities:
Change in operating bank loans	5	(117)
Cash held in trust (note 11)	–	(6)
Increase in long-term debt	8	272
Repayments of long-term debt	(8)	(318)
Change in other long-term liabilities	(1)	2
Financing costs and other	1	(15)
	5	(182)
Net increase (decrease) in cash and cash equivalents	31	(37)
Cash and cash equivalents, beginning of year	68	105
Cash and cash equivalents, end of year	$99	$68

Interest paid in 2011 totalled $25 million ($29 million in 2010) and income taxes paid amounted to $1 million (nil in 2010).
See accompanying notes to consolidated financial statements.

56 Tembec Financial Report 2011

Consolidated Financial Statements

CONSOLIDATED BUSINESS SEGMENT INFORMATION
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

						2011
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Sales:
External	$375	$681	$348	$339	$–	$1,743
Internal	96	12	30	–	7	145
	471	693	378	339	7	1,888
Earnings (loss) before the following:	(46)	138	(4)	28	(21)	95
Depreciation and amortization	13	18	10	3	1	45
Other items (note 11)	4	–	–	–	(3)	1
Operating earnings (loss)	(63)	120	(14)	25	(19)	49
Net fixed asset additions	10	38	3	4	–	55
Identifiable assets – excluding cash and cash equivalents	264	437	174	119	14	1,008
Cash and cash equivalents						99
Total assets						$1,107

						2010
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Sales:
External	$346	$816	$367	$348	$–	$1,877
Internal	88	14	28	–	5	135
	434	830	395	348	5	2,012
Earnings (loss) before the following:	(10)	120	47	(2)	(23)	132
Depreciation and amortization	16	27	10	3	–	56
Other items (note 11)	(2)	(12)	–	7	20	13
Operating earnings (loss)	(24)	105	37	(12)	(43)	63
Net fixed asset additions	7	12	3	3	–	25
Identifiable assets – excluding cash and cash equivalents	241	444	213	123	15	1,036
Cash and cash equivalents						68
Total assets						$1,104

Tembec Financial Report 2011 57

Consolidated Financial Statements

CONSOLIDATED GEOGRAPHIC AREA INFORMATION
Years ended September 24, 2011 and September 25, 2010
(in millions of Canadian dollars)

					2011
	Forest	Dissolving &	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$208	$52	$2	$59	$321
United States	146	191	2	252	591
China	15	158	170	–	343
European Union	1	195	55	11	262
Other	5	85	119	17	226
	$375	$681	$348	$339	$1,743

					2010
	Forest	Dissolving &	High-Yield
	Products	Chemical Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$212	$81	$4	$70	$367
United States	126	193	4	259	582
China	4	93	211	–	308
European Union	1	338	59	6	404
Other	3	111	89	13	216
	$346	$816	$367	$348	$1,877

				2011	2010
Fixed assets:
Canada				$402	$419
France				89	76
Other				2	3
				$493	$498

58 Tembec Financial Report 2011

Notes to Consolidated Financial Statements
(in millions of Canadian dollars, unless otherwise noted)

BUSINESS OF THE COMPANY

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of chemical product sales are related to byproducts generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Dissolving and Chemical Pulp segment consists primarily of manufacturing and marketing activities of dissolving and chemical pulps including the transformation and sale of resins and pulp by-products. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in Note 1. Comparative prior period segment information has been restated to conform with the new segment presentation.

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and include the accounts of the Company, Tembec Inc. (the “Corporation”), and all its subsidiaries (collectively “Tembec” or the “Company”). Investments over which the Corporation has effective control are fully consolidated.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates are: useful lives of fixed assets, value of long-term receivables, impairment of long-lived assets, employee future benefits, income taxes, asset retirement obligations and environmental accruals. Actual results could differ from those estimates.

REVENUE

The Company recognizes revenue when persuasive evidence of an arrangement exists, goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable, and collection is reasonably assured.

Tembec Financial Report 2011 59

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading. Accounts receivable and long-term receivables are classified as loans and receivables. Bank indebtedness, operating bank loans, accounts payable and accrued charges, interest payable and long-term debt are classified as other liabilities, all of which are measured at amortized cost. The Company measures all derivatives and embedded derivatives at fair value and the Company has maintained its policy not to use hedge accounting.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

In establishing the fair value of financial assets and liabilities measured at fair value on a recurring basis, the Company uses a hierarchy based on the following levels:

Level 1: defined as observable inputs such as quoted prices in active markets.

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3: defined as inputs that are based on little or no observable market data and, therefore, requiring entities to develop their own assumptions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, including cash on hand, demand deposits, banker’s acceptances and commercial paper with maturities of three months or less from date of purchase, are recorded at fair value.

INVENTORIES

Finished goods, work in process, wood chips, logs and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis. Operating, maintenance and spare parts inventories are valued at lower of cost and net realizable value.

60 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FIXED ASSETS AND GOVERNMENT ASSISTANCE

Fixed assets are recorded at cost after deducting investment tax credits and government assistance. Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Assets	Period
Buildings	20 – 30 years
Production equipment:
Pulp and paper	20 – 30 years
Sawmill	10 – 15 years
Forest access roads	3 – 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

ENVIRONMENTAL COSTS

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

Tembec Financial Report 2011 61

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE FUTURE BENEFITS

Employee future benefits include pension plans and other employee future benefit plans. Other employee future benefit plans include post-retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees. Registered pension plans are funded in accordance with applicable legislation and their assets are held by an independent trustee. The obligations of non-registered pension plans and other employee future benefit plans are funded by the Company as they become due.

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

The cost of employee future benefits provided in exchange for employees’ services rendered during the year;

The interest cost on employee future benefit obligations;

The expected return on pension fund assets based on the fair value of plan assets;

Gains or losses on settlements or curtailments where, when the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

The straight-line amortization of past service costs and plan amendments over the average remaining service period to full eligibility of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants; and

The amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or fair value of plan assets at the beginning of the year, over the average remaining service period of the active employee group covered by the defined benefit plans or the average remaining lifetime of those entitled to benefits for plans covering only inactive participants.

The employee future benefit obligations are determined in accordance with the projected benefit method prorated on services, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and actuarial factors.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The exchange gains or losses resulting from the translations are included in “Interest, foreign exchange and other” expenses. Revenues and expenses are translated at prevailing exchange rates during the year.

62 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the enacted or substantially enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

INVESTMENT TAX CREDITS AND GOVERNMENT ASSISTANCE

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

SHARE-BASED COMPENSATION PLANS

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

Performance Conditioned Restricted Share Units (PCRSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period, until settlement, using the trading price of the common shares of the Company.

Tembec Financial Report 2011 63

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting for these derivative financial instruments. These are measured at fair value, with changes in fair value recognized in earnings.

FREIGHT AND OTHER DEDUCTIONS

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in “freight and other deductions” in the consolidated statements of operations and deficit.

2. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Accounting Standards Board of Canada (AcSB) confirmed that publicly accountable entities would be required to apply, and report in accordance with International Financial Reporting Standards (IFRS), in full and without modification, effective in fiscal years beginning on or after January 1, 2011, which, in the case of the Company, represents interim and fiscal year-end periods beginning on September 25, 2011 (the “Changeover” date). In the Company’s reporting in those periods following the Changeover date, the Company will be required to present comparative data for equivalent periods in the previous fiscal year, making September 26, 2010, the “Transition” date for the Company.

The Company has identified those areas that will be impacted by changes in accounting policy and made policy elections where they are required to be made either specifically at the Transition date or on a prospective basis. The areas that are most impacted for the Company are: property, plant, and equipment; employee future benefits; biological assets; warrants; provisions; and contributed surplus.

Management is finalizing the determination of the impact of the application of IFRS on the financial statements.

64 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

3. INVENTORIES

	2011	2010
Finished goods	$112	$111
Logs and wood chips	66	64
Supplies and materials	83	80
	$261	$255

Cost of sales consists primarily of inventories recognized as an expense for fiscal 2011 and fiscal 2010.

The provision for net realizable values relating to logs and finished goods were as follows:

	2011	2010
Forest Products	$3	$4
Dissolving and Chemical Pulp	–	–
High-Yield Pulp	1	–
Paper	–	–
	$4	$4

4. FIXED ASSETS

			2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	depreciation	book value	Cost	depreciation	book value
Land	$12	$–	$12	$12	$–	$12
Buildings	79	19	60	76	13	63
Production equipment:
Pulp and paper	439	102	337	441	81	360
Sawmill	92	61	31	91	50	41
Forest access roads	17	1	16	11	–	11
Assets under construction	37	–	37	11	–	11
	$676	$183	$493	$642	$144	$498

Tembec Financial Report 2011 65

Notes to Consolidated Financial Statements

5. OTHER ASSETS

	2011	2010
Loan receivable – Temlam	$23	$23
Deferred pension costs (note 14)	16	6
Long-term loans to employees	1	2
Notes receivable	–	2
Other	4	1
	$44	$34

In October 2008, the Company assumed the rank of secured lender to the Temlam LVL mill by effecting a payment of $22 million plus $1 million of custodial fees. The Company retains a 50% ownership position in the LVL mill that remains idle. Improvements in the U.S. housing market will be required before operations can resume or the Company can monetize the loan.

6. OPERATING BANK LOANS

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaces the prior $205 million revolving working capital facility due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at September 24, 2011, the amount available and unused, based on eligible receivables and inventories, was $140million of which $34 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2011, the amount available was $18 million (2010 - $25million) net of borrowings of $6 million (2010 - $1 million).

66 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

7. LONG-TERM DEBT

	2011	2010
Tembec Inc.
6% unsecured notes, repayable in semi-annual instalments of $2 million beginning March 30, 2008, with the balance due on September 30, 2012	$5	$9
Other	2	2

Tembec Industries Inc.
11.25% senior secured notes US $255 million, due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	262	261

Tembec Tartas SAS
Secured term loans € 5 million, bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	7	–
Unsecured term loans € 12 million, non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020	17	12
Other	1	2

Tembec Envirofinance SAS	–	7

Kirkland Lake Engineered Wood Products Inc.	8	8
	$302	$301

Less current portion	18	17
Less unamortized financing costs	13	13
	$271	$271

On August 17, 2010, the Company completed a private offering of US $255 million in aggregate principal amount of 11.25% senior secured notes (the “Notes”) due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries. The proceeds from the offering, together with cash on hand, were used to permanently repay all outstanding indebtedness under the previous US $300 million term loan facility, to pay prepayment premiums in connection therewith and to pay fees and expenses related to the offering.

The Company entered into a registration rights agreement with the initial purchasers pursuant to which they have agreed to use commercially reasonable efforts to register with the SEC, new notes having substantially identical terms as the Notes. The exchange offer and the registration of the new notes with the SEC were completed on March 31, 2011.

Tembec Financial Report 2011 67

Notes to Consolidated Financial Statements

7. LONG-TERM DEBT (CONTINUED)

Instalments on consolidated long-term debt for the five years following September 24, 2011, are as follows:

2012	$18
2013	$6
2014	$5
2015	$5
2016	$4

8. OTHER LONG-TERM LIABILITIES AND CREDITS

	2011	2010
Accrued benefit liability - pension benefit plans (note 14)	$119	$130
Accrued benefit liability - other benefit plans (note 14)	50	57
Reforestation	9	9
Environmental and other asset retirement obligations	4	4
Other	6	9
	$188	$209

9. SHARE CAPITAL

AUTHORIZED

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares and expiring February 29, 2012. The warrants shall be deemed to be exercised and shall be automatically converted into new common shares when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12.00 or immediately prior to any transaction that would constitute a change of control at a purchase price per common share equal to at least $12.00.

(a)	Common shares and warrants issued

	2011	2010
Issued and fully paid:
100,000,000 common shares	$564	$564
11,093,943 warrants	6	6
	$570	$570

68 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(b)	Earnings (loss) per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2011	2010
Net earnings (loss)	$(3)	$52
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	–	–
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted earnings (loss) in dollars per share	$(0.03)	$0.52

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

(c)	Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 24, 2011 and September25, 2010.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

		2011		2010
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Balance, beginning of year	161,123	$89.01	185,031	$105.17
Options cancelled	(39,103)	132.67	(23,908)	214.07
Balance, end of year	122,020	$75.01	161,123	$89.01
Exercisable, end of year	122,020	$75.01	151,470	$92.83

Of the total 39,103 (2010 – 23,908) options cancelled, 4,001 (2010 – 17,495) expired and 35,102 (2010 – 6,413) were forfeited.

Tembec Financial Report 2011 69

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(c)	Share-based compensation (continued)

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 24, 2011:

	Outstanding options and exercisable options
		Weighted	Weighted
	Number of	remaining	average
Year granted	options	contractual life	exercise price
2002	5,790	0.15	$188.34
2003	4,696	1.17	180.79
2004	5,772	2.15	138.77
2005	57,792	3.44	86.78
2006	47,970	4.14	29.13
	122,020	3.41	$75.01

(d)	Other share-based compensation

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. Each PCRSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. Vesting of the PCRSUs is based on the attainment of performance objectives over a three-year period. PCRSUs will be settled in the form of cash.

The following table summarizes the grant of PCRSUs that has occurred over the past two years:

	2011	2010
Balance, beginning of year	1,563,000	1,116,000
Grants	732,201	536,000
Forfeitures	(271,194)	(89,000)
Balance, end of year	2,024,007	1,563,000
Vested, end of year	622,940	–

Directors of the Company are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

70 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

9. SHARE CAPITAL (CONTINUED)

(d)	Other share-based compensation (continued)

The following table summarizes the grant of DSUs that has occurred over the past two years:

	2011	2010
Balance, beginning of year	411,222	411,222
Grants	750,999	–
Paid	(42,385)	–
Balance, end of year	1,119,836	411,222
Vested, end of year	619,170	411,222

On November 17, 2010, under the Directors’ Share Award Plan, non-executive members of the Board were granted 655,175DSUs, and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders’ meetings beginning on January 27, 2011.

During fiscal 2006, the Predecessor of the Company established a performance share units (PSU) plan for designated senior executives. Under the terms of this plan, senior executives may be eligible to an annual incentive remuneration paid to them in the form of PSUs. Each PSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A PSU is paid to an executive following a three-year vesting period and is payable in the form of cash. As at September 24, 2011, no PSUs (2010 – 40,523) were outstanding.

The following table summarizes the details of share-based compensation expenses relating to its different share-based compensation plans:

	2011	2010
Performance-conditioned restricted share unit plan	$2	$1
Directors’ share award plan	–	1
Performance share unit plan	–	–
	$2	$2

Tembec Financial Report 2011 71

Notes to Consolidated Financial Statements

10. GUARANTEES, COMMITMENTS AND CONTINGENCIES

GUARANTEES

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2012.

LUMBER EXPORT TAXES

Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. The SLA had an effective date of October 12, 2006, at which time the U.S. Department of Commerce (USDOC) revoked all existing countervailing and antidumping duty orders on softwood lumber shipped to the U.S. from Canada.

COMMITMENTS

The Company has entered into operating leases for expected cash outflows of $14 million. Outflows for the five years following September 24, 2011, are as follows:

2012	$5
2013	$3
2014	$2
2015	$2
2016	$1

CONTINGENCIES

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial condition, earnings or liquidity.

72 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

11. OTHER ITEMS

2011

During the September 2011 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to pension and healthcare benefits, legal costs, site security and custodial costs. For the year ended September24, 2011, these charges amount to $8 million.

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a pre-tax gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $8 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec, sawmill. The facility had been idled since October 2009. The Company recorded a charge of $3 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia, planer mill operation. The mill has been indefinitely idled since November 2007.

2010

During the September 2010 quarter, the Company incurred a net charge of $7 million relating to the permanent closure of its newsprint mill located in Pine Falls, Manitoba. The write-down of assets for $13 million and the accrual for severances and other for $10 million were partially offset by the recognition of a curtailment gain in employee future benefits totalling $16 million.

On May 7, 2010, the Company finalized the sale of the kraft pulp mills located in Tarascon and Saint-Gaudens, France, to Paper Excellence B.V. and recorded a gain of $12 million. Proceeds amounted to 66 million euros ($88 million) for the shares. Total proceeds of $88 million were reduced by $2 million for cash balance left in the two mills. Approximately 4 million euros ($6million) of this amount will be held in escrow with the Company’s counsel until May 2012 (changed from May 2011 under the terms of the escrow agreement) to secure certain undertakings made by the Company. Paper Excellence B.V. also assumed 31million euros ($41 million) of debt.

As a result of an order issued by the Ontario Ministry of the Environment, the Company has had to undertake the removal of black liquor from storage tanks and pipelines of the bankrupt Marathon, Ontario, pulp facility. Costs for the September, June and March 2010 quarters amounted to $2 million, $2 million and $3 million, respectively.

Tembec Financial Report 2011 73

Notes to Consolidated Financial Statements

11. OTHER ITEMS (CONTINUED)

2010 (CONTINUED)

In April 2009, the Company sold the St. Francisville, Louisiana, coated paper mill facility and related equipment to West Feliciana Acquisition, LLC (WFA). The paper mill had been idle since July 2007. A portion of the consideration received by the Company included two US $5 million interest bearing notes. Principal payments on the notes were due on various dates beginning in March2011 and ending in March 2016. On January 17, 2010, WFA filed for relief under Chapter 11 of the U.S. Bankruptcy Code. It was unlikely that the Company would recover any portion of the interest-bearing notes and, as a result, a charge of $12million relating to these notes was recorded during the March 2010 quarter. During the June 2010 quarter, the Company recorded a charge of $1million relating to pension and healthcare benefits, which the Company has continued to incur following the sale.

During the December 2009 and March 2010 quarters, the Company completed the sale of a number of land properties and recorded a gain of $2 million.

The following table provides an analysis of the other items by business segment of the Company:

						2011
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Gain on sale of assets	$–	$–	$–	$–	$(3)	$(3)
Other	1	–	–	–	8	9
Severance, other labour-related and idling costs	3	–	–	–	(8)	(5)
	$4	$–	$–	$–	$(3)	$1

						2010
	Forest	Dissolving &	High-Yield		Corporate
	Products	Chemical Pulp	Pulp	Paper	& Other	Consolidated
Gain on sales of assets	$(2)	$(12)	$–	$–	$12	$(2)
Other	–	–	–	11	7	18
Severance, other labour-related and idling costs	–	–	–	(4)	1	(3)
	$(2)	$(12)	$–	$7	$20	$13

74 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

12. INTEREST, FOREIGN EXCHANGE AND OTHER

	2011	2010
Interest on long-term debt	$31	$27
Interest on operating bank loan	1	3
	32	30
Exchange gain on conversion of integrated foreign subsidiaries	(2)	(1)
Other foreign exchange items	1	14
Fees - new revolving working capital facility	2	–
Term loan prepayment premium	–	6
Bank charges and other	(1)	2
	–	21
	$32	$51

Foreign exchange items included in the financial statements are as follows:
	2011	2010
Exchange loss (gain) on long-term debt	$1	$(27)
Exchange gain on conversion of integrated foreign subsidiaries	(2)	(1)
Other foreign exchange items	1	14
	$–	$(14)

13. INCOME TAXES

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2011	2010
Future income tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$403	$386
Fixed assets	41	34
Employee future benefits	41	49
Capital loss carry-forwards	3	7
Financing charges	–	7
Other	16	18
Valuation allowance	(486)	(472)
	18	29
Future income tax liabilities:
Other	(2)	(2)
Net future income tax assets	$16	$27

Tembec Financial Report 2011 75

Notes to Consolidated Financial Statements

13. INCOME TAXES (CONTINUED)

Certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

	Amounts	Expiring dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,106	2014 to 2031
U.S. subsidiaries	$18	2028 to 2031
French subsidiaries	$32	Unlimited
Pool of deductible scientific research and experimental development	$370	Unlimited

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2011	2010
Earnings before income taxes and non-controlling interest	$16	$39
Income tax expense based on combined federal and provincial income tax rates of 27.8% (2010 – 29.8%)	$4	$12
Increase (decrease) resulting from:
Future income tax adjustment due to rate enactments	–	2
Change in valuation allowance	11	(20)
Difference in statutory income tax rate	5	4
Permanent differences:
Non-taxable portion of exchange gain on long-term debt	–	(3)
Non-taxable exchange gain on conversion of integrated foreign subsidiaries	–	(10)
Other permanent differences	(1)	–
	15	(27)
Income tax expense (recovery)	$19	$(15)
Income taxes
Current	$8	$–
Future	11	(15)
Income tax expense (recovery)	$19	$(15)

76 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS

DEFINED CONTRIBUTION PENSION PLANS

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $11 million (2010 – $9 million) under these plans is equal to the Company’s contribution.

DEFINED BENEFIT PENSION PLANS

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

OTHER FUTURE BENEFIT PLANS

The Company offers post-retirement life insurance, healthcare and dental care plans to some of its retirees. The Company offers post-employment healthcare and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment benefit expenses and the obligations related to other future benefit plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at January 1, 2010 or May 1, 2009.

The post-retirement and post-employment benefit plans are unfunded.

COMPANY CONTRIBUTIONS

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans including multi-employer pension plans. The Company contributions were $44 million for fiscal 2011 and 2010.

DESCRIPTION OF FUND ASSETS

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at June 30, 2011, the defined benefit pension plan assets were comprised of 1% (1% in 2010) in cash and short-term investments, 5% (5% in 2010) in real estate, 44% (45% in 2010) in bonds and 50% (49% in 2010) in Canadian, U.S. and foreign equity.

Tembec Financial Report 2011 77

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDING POLICY

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for two plans on January 1, 2011, 10 plans on December 31, 2010, one plan on December 31, 2009, and three plans on December 31, 2008.

INVESTMENT POLICY

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year.

During fiscal 2011, significant lump sum payments to employees were paid from the Pine Falls and Taschereau pension plans having for effect of reducing benefit obligations (obligations being settled) by $4 million and benefit plan assets (settlement payments) by $3 million. In fiscal 2010, significant lump sum payments to employees were paid from the Pine Falls pension plans having for effect of reducing benefit obligations by $18 million and benefit plan assets by $15 million. In fiscal 2010, benefit obligations were also reduced by $45 million relating to the purchase of annuities for a partial windup group. As a result, benefit plan assets were reduced by $42 million.

78 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

INFORMATION ABOUT THE COMPANY’S DEFINED BENEFIT PLANS IN AGGREGATE (CONTINUED)

The following tables present the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Accrued benefit obligation, at beginning of year	$786	$828	$49	$55
Current service cost	8	11	1	1
Interest cost	39	46	2	3
Employee contributions	2	2	–	–
Benefits paid	(44)	(48)	(2)	(3)
Divestitures	–	(9)	(3)	(1)
Plan amendments	1	1	–	–
Actuarial loss (gain)	16	54	(2)	(3)
Foreign exchange rate changes and other adjusments	1	(9)	–	–
Decrease in obligation due to curtailment	–	(24)	–	(3)
Obligations being settled	(5)	(66)	–	–
Accrued benefit obligation, at end of year	$804	$786	$45	$49

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of defined benefit plan assets, at beginning of year	$580	$606	$–	$–
Actual return on plan assets	75	57	–	–
Employer contributions	31	28	2	3
Employee contributions	2	2	–	–
Benefits paid	(44)	(48)	(2)	(3)
Foreign exchange rate changes and other adjusments	1	(5)	–	–
Settlement payments	(4)	(60)	–	–
Fair value of defined benefit plan assets, at end of year	$641	$580	$–	$–

Tembec Financial Report 2011 79

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

FUNDED STATUS

The following table presents the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at June 30, 2011 and June 30, 2010, for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table further reconciles the amount of the surplus or deficit (funded status) to the net amount recognized in the consolidated balance sheets. The difference between the funded status and the net amount recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. This approach allows for a gradual recognition of changes in accrued benefit obligations and plan performance as described in Note 1.

Reconciliation of funded status for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of plan assets	$641	$580	$–	$–
Accrued benefit obligation	(804)	(786)	(45)	(49)
Plan deficit	(163)	(206)	(45)	(49)
Employer contribution after measurement date (June 30)	9	8	–	1
Unamortized past service costs	2	1	3	3
Unamortized net actuarial loss (gain)	49	73	(8)	(12)
Net benefit liability	$(103)	$(124)	$(50)	$(57)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Deferred pension costs	$16	$6	$–	$–
Accrued benefit liability	(119)	(130)	(50)	(57)
Net benefit liability	$(103)	$(124)	$(50)	$(57)

The accrued benefit obligations in excess of fair value of plan assets at the end of the year with respect to defined benefit plans that are not fully funded are as follows:

	Pension plans		Other benefit plans
	2011	2010	2011	2010
Fair value of plan assets	$636	$579	$–	$–
Accrued benefit obligation	(800)	(785)	(45)	(49)
Plan deficit	$(164)	$(206)	$(45)	$(49)

80 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

COMPONENTS OF NET PERIODIC BENEFIT COST FOR DEFINED BENEFIT PENSION PLANS

	2011	2010
Current service cost	$8	$11
Interest cost	39	46
Actual return on plan assets	(75)	(57)
Actuarial loss	16	54
Curtailment gain	–	(15)
Settlement gain	(1)	(2)
Plan amendments and other	1	1

Net expense (income) before adjustments to recognize the long-term nature of the plans	(12)	38

Difference between expected and actual return on plan assets	38	17
Difference between net actuarial gain and actuarial gain	(14)	(54)
Difference between amortization of past service costs for the year and actual plan amendments for the year	(1)	(1)
Net periodic benefit cost	$11	$–

COMPONENTS OF NET PERIODIC BENEFIT COST FOR OTHER FUTURE BENEFIT PLANS

	2011	2010
Current service cost	$1	$1
Interest cost	2	3
Curtailment gain	–	(1)
Actuarial gain	(2)	(3)
Net expense before adjustments to recognize the long-term nature of the plans	1	–

Difference between amortization of past service costs for the year and actual plan amendments for the year	1	1
Difference between net actuarial loss and actuarial loss	1	2
Net periodic benefit cost	$3	$3

Tembec Financial Report 2011 81

Notes to Consolidated Financial Statements

14. EMPLOYEE FUTURE BENEFITS (CONTINUED)

ASSUMPTIONS

Significant assumptions for defined benefit pension plans (weighted average):

	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.94%	5.12%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	5.12%	5.73%
Rate of compensation increase	2.50%	2.61%
Expected long-term return on assets	6.52%	6.88%

Significant assumptions for other future benefit plans (weighted average):

	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.91%	5.12%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	5.12%	5.48%
Rate of compensation increase	2.50%	2.50%

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%

Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$–	$–
Accrued benefit obligation	$3	$3

Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$–	$–
Accrued benefit obligation	$(3)	$(3)

82 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amount of cash and cash equivalents, cash held in trust, derivative financial instruments, accounts receivable, bank indebtedness, operating bank loans, accounts payable and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	2011	2010
Carrying value	$289	$288
Fair value	$294	$301

Cash and cash equivalents, cash held in trust and the derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market.

FINANCIAL RISK MANAGEMENT

Overview
The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
–	Foreign currency rate risk
–	Interest rate risk
–	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

CREDIT RISK MANAGEMENT

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 24, 2011, was nil (2010 – $1 million).

Tembec Financial Report 2011 83

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2011	2010
Loans and receivables	$206	$236
Cash, cash equivalents and cash held in trust	$105	$74

The maximum exposure to credit risk for trade accounts receivable as at September 24, 2011 and September 25, 2010, by geographical region was as follows:

	2011	2010
Canada	$27	$23
United States	69	65
Pacific Rim and India	19	27
United Kingdom, Europe and other	18	48
	133	163
Allowance for doubtful accounts	–	(1)
Net trade receivables	133	162
Other receivables including input tax credits	49	47
Accounts receivable	$182	$209

The aging of trade accounts receivable was as follows:

		2011		2010
	Gross	Allowance	Gross	Allowance
Not past due	$125	$–	$150	$–
Past due 0–30 days	6	–	8	–
Past due 31–60 days	2	–	–	–
Past due 61–90 days	–	–	3	–
More than 90 days	–	–	2	1
	$133	$–	$163	$1

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2011	2010
Balance, beginning of year	$1	$2
Bad debt written off	(1)	(1)
Balance, end of year	$–	$1

84 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity.

EXPOSURE TO LIQUIDITY RISK

A liquidity reserve in the form of cash and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at September 24, 2011, totalled $229 million (2010 – $174 million). Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

							2011
	Carrying	Contractual	6 months	6–12	1–2	2–5	More than
	amount	cash flows	or less	months	years	years	5 years
Secured bank loans	$278	$494	$15	$16	$31	$98	$334
Unsecured loans	24	27	4	5	5	11	2
Operating bank loans	6	6	6	–	–	–	–
Trade and others	262	262	262	–	–	–	–
	$570	$789	$287	$21	$36	$109	$336

The Company had no derivative financial liabilities at September 24, 2011. It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

FOREIGN CURRENCY RATE RISK MANAGEMENT

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe, are generally driven by US$ reference prices of similar products. The Company generates approximately $1.3 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Tembec Financial Report 2011 85

Notes to Consolidated Financial Statements

15. FINANCIAL INSTRUMENTS (CONTINUED)

FOREIGN CURRENCY RATE SENSITIVITY ANALYSIS

Based on 2012 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$13
Cost of sales increase	3
Gross margin	10
Loss on US dollar debt translation	3
Pre-tax earnings increase	$7

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure. To further reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 24, 2011, the Company does not hold any foreign exchange contracts.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

INTEREST RATE SENSITIVITY ANALYSIS

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

COMMODITY PRICE AND OPERATIONAL RISK MANAGEMENT

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company did not hold any significant product price derivative commodity contracts at September 24, 2011 and September 25, 2010.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. The Company does not currently hold any significant derivative commodity contracts.

86 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

16. CAPITAL MANAGEMENT

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and cash held in trust. Total capitalization includes net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio for the Company as at September 24, 2011 and September 25, 2010, were at 27% and 28%, respectively.

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed consolidating financial information has been included in these consolidated financial statements in compliance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the “Subsidiary Issuer”) are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the “Parent Company”) and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at September 24, 2011 and September 25, 2010, and the statements of operations and deficit, and the statement of cash flows for the years ended September 24, 2011 and September 25, 2010, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with Canadian GAAP, reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

Tembec Financial Report 2011 87

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER CANADIAN GAAP

	Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$–	$–	$40	$59	$–	$99
Cash held in trust	–	–	–	6	–	6
Accounts receivable	35	299	140	49	(341)	182
Inventories	–	–	232	29	–	261
Prepaid expenses	–	1	5	–	–	6
	35	300	417	143	(341)	554

Investments	333	647	–	–	(980)	–
Fixed assets	–	5	389	99	–	493
Other assets	–	29	13	2	–	44
Future income taxes	1	–	–	15	–	16
	$369	$981	$819	$259	$(1,321)	$1,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans	$–	$–	$–	$6	$–	$6
Accounts payable and accrued charges	–	194	319	88	(347)	254
Interest payable	–	8	–	–	–	8
Current portion of long-term debt	5	–	–	13	–	18
	5	202	319	107	(347)	286

Long-term debt	2	249	–	26	(6)	271
Other long-term liabilities and credits	–	127	46	15	–	188
Future income taxes	–	61	(60)	(1)	–	–

Shareholders’ equity:
Share capital	570	555	668	34	(1,257)	570
Contributed surplus	5	5	–	5	(10)	5
Retained earnings (deficit)	(213)	(218)	(154)	73	299	(213)
	362	342	514	112	(968)	362
	$369	$981	$819	$259	$(1,321)	$1,107

88 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED BALANCE SHEETS UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$–	$1	$24	$43	$–	$68
Cash held in trust	–	–	–	6	–	6
Accounts receivable	38	350	175	41	(395)	209
Inventories	–	–	231	24	–	255
Prepaid expenses	–	1	5	1	–	7
	38	352	435	115	(395)	545

Investments	337	565	–	–	(902)	–
Fixed assets	–	5	404	89	–	498
Other assets	–	27	6	1	–	34
Future income taxes	1	–	–	26	–	27
	$376	$949	$845	$231	$(1,297)	$1,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Operating bank loans	$–	$–	$–	$1	$–	$1
Accounts payable and accrued charges	–	170	305	157	(394)	238
Interest payable	–	3	–	–	–	3
Current portion of long-term debt	5	–	–	12	–	17
	5	173	305	170	(394)	259

Long-term debt	6	248	–	23	(6)	271
Other long-term liabilities and credits	–	133	48	28	–	209
Future income taxes	–	54	(53)	(1)	–	–

Shareholders’ equity:
Share capital	570	551	669	(27)	(1,193)	570
Contributed surplus	5	5	–	5	(10)	5
Retained earnings (deficit)	(210)	(215)	(124)	33	306	(210)
	365	341	545	11	(897)	365
	$376	$949	$845	$231	$(1,297)	$1,104

Tembec Financial Report 2011 89

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT UNDER CANADIAN GAAP

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$–	$3	$1,503	$255	$(18)	$1,743
Freight and other deductions	–	–	224	19	(6)	237
Lumber export taxes	–	–	13	–	–	13
Cost of sales	–	–	1,176	160	(12)	1,324
Selling, general and administrative	(1)	10	56	7	–	72
Share-based compensation	–	2	–	–	–	2
Depreciation and amortization	–	1	38	6	–	45
Other items	–	4	4	(7)	–	1
Operating earnings (loss)	1	(14)	(8)	70	–	49

Interest, foreign exchange and other	–	1	29	2	–	32
Exchange loss (gain) on long-term debt	–	1	–	–	–	1
Earnings (loss) before income taxes and non-controlling interest	1	(16)	(37)	68	–	16
Income tax expense (recovery)	–	7	(7)	19	–	19
Share of results of significantly influenced companies	4	(20)	–	–	16	–
Non-controlling interest	–	–	–	–	–	–
Net earnings (loss) and comprehensive earnings (loss)	(3)	(3)	(30)	49	(16)	(3)
Wind-up of subsidiary	–	–	–	(9)	9	–
Retained earnings (deficit), beginning of period	(210)	(215)	(124)	33	306	(210)
Retained earnings (deficit), end of period	$(213)	$(218)	$(154)	$73	$299	$(213)
Basic and diluted earnings (loss) in dollars per share						$(0.03)

90 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$–	$1	$1,484	$409	$(17)	$1,877
Freight and other deductions	–	–	210	30	(6)	234
Lumber export taxes	–	–	10	–	–	10
Cost of sales	–	–	1,132	305	(11)	1,426
Selling, general and administrative	–	5	58	10	–	73
Share-based compensation	–	2	–	–	–	2
Depreciation and amortization	–	–	43	13	–	56
Other items	–	19	6	(12)	–	13
Operating earnings (loss)	–	(25)	25	63	–	63

Interest, foreign exchange and other	1	35	31	(16)	–	51
Exchange loss (gain) on long-term debt	–	(19)	–	(8)	–	(27)
Earnings (loss) before income taxes and non-controlling interest	(1)	(41)	(6)	87	–	39
Income tax expense (recovery)	(1)	15	(15)	(14)	–	(15)
Share of results of significantly influenced companies	(52)	(101)	–	–	153	–
Non-controlling interest	–	–	–	2	–	2
Net earnings (loss) and comprehensive earnings (loss)	52	45	9	99	(153)	52
Wind-up of subsidiary	–	–	–	–	–	–
Retained earnings (deficit), beginning of period	(262)	(260)	(133)	(66)	459	(262)
Retained earnings (deficit), end of period	$(210)	$(215)	$(124)	$33	$306	$(210)
Basic and diluted earnings (loss) in dollars per share						$0.52

Tembec Financial Report 2011 91

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS UNDER CANADIAN GAAP

Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(3)	$(3)	$(30)	$49	$(16)	$(3)
Adjustments for:
Depreciation and amortization	–	1	38	6	–	45
Unrealized foreign exchange and other	–	–	–	(2)	–	(2)
Exchange loss (gain) on long-term debt	–	1	–	–	–	1
Future income tax expense (recovery)	–	7	(7)	11	–	11
Other items	–	–	(3)	(8)	–	(11)
Excess cash contributions over pension expense	–	(8)	(8)	(4)	–	(20)
Share of results of significantly influenced companies	4	(20)	–	–	16	–
Other	–	1	(2)	–	–	(1)
	1	(21)	(12)	52	–	20
Changes in non-cash working capital:
Accounts receivable	3	25	43	(38)	–	33
Inventories	–	–	(2)	(4)	–	(6)
Prepaid expenses	–	–	–	1	–	1
Accounts payable, accrued charges and interest payable	–	(8)	12	17	–	21
	3	17	53	(24)	–	49
	4	(4)	41	28	–	69
Cash flows from investing activities:
Additions to fixed assets	–	–	(37)	(18)	–	(55)
Proceeds on land sales and other	–	–	17	–	–	17
Proceeds on sale of French mills	–	–	–	–	–	–
Other	–	4	(5)	(4)	–	(5)
	–	4	(25)	(22)	–	(43)
Cash flows from financing activities:
Change in operating bank loans	–	–	–	5	–	5
Cash held in trust	–	–	–	–	–	–
Increase in long-term debt	–	–	–	8	–	8
Repayments of long-term debt	(4)	–	–	(4)	–	(8)
Change in other long-term liabilities	–	(2)	–	1	–	(1)
Other	–	1	–	–	–	1
	(4)	(1)	–	10	–	5
Net increase (decrease) in cash and cash equivalents	–	(1)	16	16	–	31
Cash and cash equivalents, beginning of period	–	1	24	43	–	68
Cash and cash equivalents, end of period	$–	$–	$40	$59	$–	$99
Supplemental information:
Interest paid						$25
Income tax paid						$1

92 Tembec Financial Report 2011

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS UNDER CANADIAN GAAP (CONTINUED)

Year ended September 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$52	$45	$9	$99	$(153)	$52
Adjustments for:
Depreciation and amortization	–	–	43	13	–	56
Unrealized foreign exchange and other	–	1	–	(2)	–	(1)
Exchange loss (gain) on long-term debt	–	(19)	–	(8)	–	(27)
Future income tax expense (recovery)	–	15	(15)	(15)	–	(15)
Other items	–	19	6	(12)	–	13
Excess cash contributions over pension expense	–	(9)	(3)	(8)	–	(20)
Share of results of significanlty influenced companies	(52)	(101)	–	–	153	–
Other	–	(1)	(1)	2	–	–
	–	(50)	39	69	–	58
Changes in non-cash working capital:
Accounts receivable	4	97	(37)	(105)	–	(41)
Inventories	–	–	12	4	–	16
Prepaid expenses	–	–	5	–	–	5
Accounts payable, accrued charges and interest payable	–	(3)	34	9	–	40
	4	94	14	(92)	–	20
	4	44	53	(23)	–	78
Cash flows from investing activities:
Additions to fixed assets	–	–	(18)	(7)	–	(25)
Proceeds on land sales and other	–	3	2	2	–	7
Proceeds on sale of French mills	–	–	–	86	–	86
Other	–	–	2	(3)	–	(1)
	–	3	(14)	78	–	67
Cash flows from financing activities:
Change in operating bank loans	–	–	(96)	(21)	–	(117)
Cash held in trust	–	–	–	(6)	–	(6)
Increase in long-term debt	–	263	–	9	–	272
Repayments of long-term debt	(4)	(309)	–	(5)	–	(318)
Change in other long-term liabilities	–	–	1	1	–	2
Other	–	(14)	(3)	2	–	(15)
	(4)	(60)	(98)	(20)	–	(182)
Net increase (decrease) in cash and cash equivalents	–	(13)	(59)	35	–	(37)
Cash and cash equivalents, beginning of period	–	14	83	8	–	105
Cash and cash equivalents, end of period	$–	$1	$24	$43	$–	$68
Supplemental information:
Interest paid						$29
Income tax paid						$–

Tembec Financial Report 2011 93

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENTS

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant will result in a charge of $2 million that will be recorded in the Company’s December 2011 quarterly financial results.

On November 28, 2011, the Company announced that it had reached an agreement to sell its British Columbia sawmills and related forestry operations for proceeds of $60 million. The transaction is expected to close in the March 2012 quarter, at which time an estimated gain of $16 million will be recorded.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

94 Tembec Financial Report 2011